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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13E-100)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

THE SPORTS AUTHORITY, INC.
(Name of the Issuer)

THE SPORTS AUTHORITY, INC.
GREEN EQUITY INVESTORS IV, L.P.
GEI CAPITAL IV, LLC
SLAP SHOT HOLDINGS CORP.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

84917U109
(CUSIP Number of Class of Securities)

JONATHAN A. SEIFFER Partner Leonard Green & Partners, L.P. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025 (310) 954-0444	NESA E. HASSANEIN Executive Vice President, General Counsel and Secretary The Sports Authority, Inc. 1050 West Hampden Avenue Englewood, Colorado 80110 (303) 200-5050
Copy to:
JENNIFER BELLAH MAGUIRE, ESQ. MARK S. LAHIVE, ESQ. Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 (213) 229-7000	RICHARD D. KATCHER, ESQ. TREVOR S. NORWITZ, ESQ. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1934.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,043,288,388	$111,632
*
For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (i) the number of shares of common stock, par value $0.01 per share, of The Sports Authority, Inc. ("Common Stock") that are proposed to be acquired in the merger and (ii) the merger consideration of $37.25 in cash per share of Common Stock, plus (y) $26,427,048 expected to be paid to holders of stock options with an exercise price of less than $37.25 per share granted by Sports Authority to purchase shares of Common Stock in exchange for the cancellation of such options plus (z) $31,851,879 expected to be paid to holders of restricted stock units and restricted stock rights in exchange for the cancellation of such units and rights ((x), (y) and (z) together, the "Total Consideration"). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by 0.000107.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $111,632
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Parties: The Sports Authority, Inc.
Date Filed: February 15, 2006

Introduction

        This Amendment No. 5 (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3, (as amended, this "Schedule 13E-3") first filed on February 15, 2006, and as amended by Amendment No. 1 filed on March 17, 2006, Amendment No. 2 filed on March 28, 2006, Amendment No. 3 filed on March 31, 2006 and Amendment No. 4 filed on April 21, 2006, is being filed by (1) The Sports Authority, Inc., a Delaware corporation ("Sports Authority"), the issuer of common stock, par value $0.01 per share (the "Common Stock"), that is subject to the Rule 13e-3 transaction and now a wholly owned subsidiary of Slap Shot Holdings Corp., (2) Green Equity Investors IV, L.P. a Delaware limited partnership ("GEI IV") and a private equity fund affiliated with Leonard Green & Partners, L.P., a Delaware limited partnership, (3) GEI Capital IV, LLC, a Delaware limited liability company, and (4) Slap Shot Holdings Corp., a Delaware corporation and a wholly owned subsidiary of GEI IV ("Buyer").

        This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

Item 15.    Additional Information

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows:

        On May 3, 2006 Sports Authority filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which SAS Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Buyer ("Merger Sub"), was merged with and into Sports Authority, with Sports Authority continuing as the surviving corporation (the "Merger"). As a result of the Merger, Sports Authority became a wholly owned subsidiary of Buyer. The Merger became effective as of 11:32 a.m. on Wednesday, May 3, 2006, at which time (i) each outstanding share of common stock of Sports Authority (other than shares held by Sports Authority or any subsidiary of Sports Authority, Buyer, Merger Sub or shares held by stockholders who properly exercised appraisal rights was automatically converted into the right to receive $37.25 in cash, without interest, and (ii) the separate corporate existence of Merger Sub ceased.

        As a result of the Merger, Sports Authority common stock ceased to trade on the New York Stock Exchange ("NYSE") as of the close of trading on May 3, 2006 and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4 and 12h-3. Accordingly, on May 3, 2006, Sports Authority filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.

Item 16.    Exhibits

Regulation M-A Item 1016

Item 16 is amended and restated to read in its entirety as follows:

        (a)(1) Definitive Proxy Statement filed with the Securities and Exchange Commission on March 31, 2006.

        (a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

        (a)(3) Class Action Complaint filed in the Court of Chancery of New Castle County, State of Delaware, captioned Nicholas Karant v. John Douglas Morton, et al., filed January 23, 2006.*

        (a)(4) Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Diane Gruberger v. The Sports Authority, Inc., et al., filed January 23, 2006.*

        (a)(5) Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Amand Partners, on behalf of itself and on all others similarly situated v. The Sports Authority, Inc., et al., filed January 23, 2006.*

        (a)(6) Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Larry Ellington v. The Sports Authority, Inc., et al., filed January 25, 2006.*

        (a)(7) Press Release, dated March 31, 2006, as filed on Schedule 14A with the Securities and Exchange Commission on March 31, 2006.

        (a)(8) Proxy Statement Supplement, as filed on Schedule 14A with the Securities and Exchange Commission on April 21, 2006.

        (a)(9) Press Release, dated May 2, 2006.

        (a)(10) Press Release, dated May 3, 2006.

        (b)(1) Equity Commitment Letter from Green Equity Investors IV, L.P. to Slap Shot Holdings Corp. and the Board of Directors of The Sports Authority Inc., dated as of January 22, 2006.*

        (b)(2) Commitment Letter from Banc of America Securities LLC and Bank of America, N.A. to Slap Shot Holdings Corp., dated as of January 22, 2006.*

        (b)(3) Commitment Letter from TCW/Crescent Mezzanine, LLC to Leonard Green & Partners, L.P., dated as of January 22, 2006.*

        (c)(1) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, attached as Annex B to the Proxy Statement.

        (c)(2) Financial analysis presentation materials, dated January 22, 2006, prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of The Sports Authority, Inc.*

        (c)(3) Discussion materials, dated November 17, 2005, prepared by Merrill Lynch, Pierce, Fenner & Smith, Incorporated for the Special Committee of the Board of Directors of The Sports Authority, Inc.**

        (c)(4) Discussion materials, dated December 6, 2005, prepared by Merrill Lynch, Pierce, Fenner & Smith, Incorporated for the Special Committee of the Board of Directors of The Sports Authority, Inc.**

        (c)(5) Discussion materials, dated December 20, 2005, prepared by Merrill Lynch, Pierce, Fenner & Smith, Incorporated for the Special Committee of the Board of Directors of The Sports Authority, Inc.**

        (c)(6) Supplemental discussion materials, dated December 2005, prepared by Merrill Lynch, Pierce, Fenner & Smith, Incorporated for the Special Committee of the Board of Directors of The Sports Authority, Inc.**

        (d)(1) Agreement and Plan of Merger, dated as of January 22, 2006, by and among The Sports Authority, Inc., Slap Shot Holdings Corp., and SAS Acquisition Corp., attached as Annex A to the Proxy Statement.

        (d)(2) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and Nesa E. Hassanein, dated as of January 22, 2006.*

        (d)(3) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and John Douglas Morton, dated as of January 22, 2006.*

        (d)(4) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and Thomas T. Hendrickson, dated as of January 22, 2006.*

        (d)(5) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and David J. Campisi, dated as of January 22, 2006.*

        (d)(6) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and Gregory A. Waters, dated as of January 22, 2006.*

        (d)(7) Employment Agreement Amendment by and between SAS Acquisition Corp. and John Douglas Morton, dated as of January 22, 2006.*

        (d)(8) Employment Agreement Amendment by and between SAS Acquisition Corp. and Thomas T. Hendrickson, dated as of January 22, 2006.*

        (d)(9) Employment Agreement Amendment by and between SAS Acquisition Corp. and David J. Campisi, dated as of January 22, 2006.*

        (d)(10) Employment Agreement Amendment by and between SAS Acquisition Corp. and Gregory A. Waters, dated as of January 22, 2006.*

        (d)(11) Employment Agreement Amendment by and between SAS Acquisition Corp. and Nesa E. Hassanein, dated as of January 22, 2006.*

        (d)(12) Stockholders Agreement, dated as of January 22, 2006, by and among Slap Shot Holdings, Corp., Green Equity Investors IV, L.P. and Certain Stockholders.*

        (f)    Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

        (g)   None.

*
Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on February 15, 2006.

**
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on March 17, 2006.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 3, 2006	THE SPORTS AUTHORITY, INC.
	By	/s/ JOHN D. MORTON
Name: John D. Morton
Title: Chairman of the Board and Chief Executive Officer

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 3, 2006	GEI CAPITAL IV, LLC
	By:	/s/ JONATHAN A. SEIFFER
Name: Jonathan A. Seiffer
Title: Senior Vice President

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 3, 2006	GREEN EQUITY INVESTORS IV, L.P.
	By:	GEI Capital IV, LLC, its General Partner
	By:	/s/ JONATHAN A. SEIFFER
Name: Jonathan A. Seiffer
Title: Senior Vice President

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 3, 2006	SLAP SHOT HOLDINGS CORP.
	By:	/s/ JONATHAN A. SEIFFER
Name: Jonathan A. Seiffer
Title: President

EXHIBIT INDEX

        (a)(1) Definitive Proxy Statement filed with the Securities and Exchange Commission on March 31, 2006.

        (a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

        (a)(3) Class Action Complaint filed in the Court of Chancery of New Castle County, State of Delaware, captioned Nicholas Karant v. John Douglas Morton, et al., filed January 23, 2006.*

        (a)(4) Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Diane Gruberger v. The Sports Authority, Inc., et al., filed January 23, 2006.*

        (a)(5) Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Amand Partners, on behalf of itself and on all others similarly situated v. The Sports Authority, Inc., et al., filed January 23, 2006.*

        (a)(6) Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Larry Ellington v. The Sports Authority, Inc., et al., filed January 25, 2006.*

        (a)(7) Press Release, dated March 31, 2006, as filed on Schedule 14A with the Securities and Exchange Commission on March 31, 2006.

        (a)(8) Proxy Statement Supplement, as filed on Schedule 14A with the Securities and Exchange Commission on April 21, 2006.

        (a)(9) Press Release, dated May 2, 2006.

        (a)(10) Press Release, dated May 3, 2006.

        (b)(1) Equity Commitment Letter from Green Equity Investors IV, L.P. to Slap Shot Holdings Corp. and the Board of Directors of The Sports Authority Inc., dated as of January 22, 2006.*

        (b)(2) Commitment Letter from Banc of America Securities LLC and Bank of America, N.A. to Slap Shot Holdings Corp., dated as of January 22, 2006.*

        (b)(3) Commitment Letter from TCW/Crescent Mezzanine, LLC to Leonard Green & Partners, L.P., dated as of January 22, 2006.*

        (c)(1) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, attached as Annex B to the Proxy Statement.

        (c)(2) Financial analysis presentation materials, dated January 22, 2006, prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of The Board of Directors of The Sports Authority, Inc.*

        (c)(3) Discussion materials, dated November 17, 2005, prepared by Merrill Lynch, Pierce, Fenner & Smith, Incorporated for the Special Committee of the Board of Directors of The Sports Authority, Inc.**

        (c)(4) Discussion materials, dated December 6, 2005, prepared by Merrill Lynch, Pierce, Fenner & Smith, Incorporated for the Special Committee of the Board of Directors of The Sports Authority, Inc.**

        (c)(5) Discussion materials, dated December 20, 2005, prepared by Merrill Lynch, Pierce, Fenner & Smith, Incorporated for the Special Committee of the Board of Directors of The Sports Authority, Inc.**

        (c)(6) Supplemental discussion materials, dated December 2005, prepared by Merrill Lynch, Pierce, Fenner & Smith, Incorporated for the Special Committee of the Board of Directors of The Sports Authority, Inc.**

        (d)(1) Agreement and Plan of Merger, dated as of January 22, 2006, by and among The Sports Authority, Inc., Slap Shot Holdings Corp., and SAS Acquisition Corp., attached as Annex A to the Proxy Statement.

        (d)(2) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and Nesa E. Hassanein, dated as of January 22, 2006.*

        (d)(3) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and John Douglas Morton, dated as of January 22, 2006.*

        (d)(4) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and Thomas T. Hendrickson, dated as of January 22, 2006.*

        (d)(5) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and David J. Campisi, dated as of January 22, 2006.*

        (d)(6) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and Gregory A. Waters, dated as of January 22, 2006.*

        (d)(7) Employment Agreement Amendment by and between SAS Acquisition Corp. and John Douglas Morton, dated as of January 22, 2006.*

        (d)(8) Employment Agreement Amendment by and between SAS Acquisition Corp. and Thomas T. Hendrickson, dated as of January 22, 2006.*

        (d)(9) Employment Agreement Amendment by and between SAS Acquisition Corp. and David J. Campisi, dated as of January 22, 2006.*

        (d)(10) Employment Agreement Amendment by and between SAS Acquisition Corp. and Gregory A. Waters, dated as of January 22, 2006.*

        (d)(11) Employment Agreement Amendment by and between SAS Acquisition Corp. and Nesa E. Hassanein, dated as of January 22, 2006.*

        (d)(12) Stockholders Agreement, dated as of January 22, 2006, by and among Slap Shot Holdings, Corp., Green Equity Investors IV, L.P. and Certain Stockholders.*

        (f)    Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

        (g)   None.

*
Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on February 15, 2006.

**
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on March 17, 2006.

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